Exhibit 99.3

NICE Actimize Introduces Xceed AI Agents for Faster, Smarter Fraud and FinCrime
Prevention

As part of its Xceed AI FRAML solutions, these advanced AI agents are specialized in critical areas of fraud detection and AML compliance

Hoboken, N.J., April 7, 2025 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced the availability of powerful Xceed AI agents to be embedded into Xceed AI FRAML solutions. Xceed AI agents, operating as partners, continuously learn and adapt to evolving threats while specializing in the critical functional areas within AML, fraud detection, and compliance. The result is a workforce where human analysts and AI collaborate seamlessly, tackling financial crime smarter, faster, and better than before.

Xceed AI agents are designed to combat fraud and financial crime, integrating seamlessly into workflows to identify emerging risks and reduce operational strain. Their capabilities range from learning and automating basic work routines and improving detection to decisioning with analysts in the loop.

These advanced AI agents, powered by Xceed AI's intelligence and fraud and financial crime expertise, automate key workflows such as alert triage, backlog categorization, and high-risk case summarization. With conversational adaptability, advanced clustering, they enhance analyst workflows, reduce false positives, and provide contextual, real-time recommendations for more effective fraud and financial crime detection and management.

"Bad actors are not only exploiting the accessibility of modern banking but also leveraging AI and generative AI to accelerate and enhance the sophistication of their schemes," explained Craig Costigan, CEO, NICE Actimize. "This has dramatically increased the pace and complexity of detecting fraud and financial crime, leaving financial institutions (FIs) overwhelmed by rising alert volumes and false positives. Xceed AI agents represent a new paradigm for financial institutions empowering them to think bigger, act faster, and stay ahead of the curve in a world that demands constant vigilance and adaptability."

Among NICE Actimize's Xceed AI agents additional specializations are its abilities to:

•	Transform FRAML (Fraud and AML): Detecting threats at transaction speed with advanced machine learning and built-in financial crime intelligence.
•	Provide AI-Driven Alert Optimization: Automating tasks like triage, backlog categorization, and high-risk case summarization to streamline operations.
•	Drive Collaborative AI Investigations: Enhancing workflows with closed-loop learning, refining detection models, and providing actionable insights while keeping analysts in control.
•	Reduce False Positives: Leveraging advanced segmentation and automated entity creation for precise monitoring and efficient alert management.
•	Increase Analyst Productivity: Assisting multi-step investigations with CoPilot tools, automating tasks, and recommending next actions for smarter decision-making.

Powered by advanced AI, machine learning, and generative AI, NICE Actimize's Xceed AI FRAML unifies fraud detection and AML compliance into a seamless SaaS platform. Tailored for ease of use, speed, and efficiency, it helps institutions stay ahead of fraud and financial crime empowering analysts to focus on high-value decisions while ensuring robust regulatory compliance and real-time fraud detection.

Please visit our website here for further information on NICE Actimize AI-guided agents and capabilities.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company's growth strategy; success and growth of the Company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company's dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.